CLASS VI SECURITIES, LLC

**STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2020

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Class VI Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 University Boulevard, Suite 400
(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
chris Younger 303 243 5601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WipFli, LLC
(Name – *if individual, state last, first, middle name*)

One Westbook Corp. Ctr, Suite 520	Westchester	IL	60154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Younger _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Class VI Securities, LLC _____, as of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Managing Director
_____
Title



_____
Notary Public

SOMMER DREILING
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20024012661
MY COMMISSION EXPIRES NOVEMBER 14, 2022

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

WIPFLI

1 North Wacker Drive
Suite 1700
Chicago, IL 60606

312 341 0100
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Class VI Securities, LLC
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Class VI Securities, LLC (the Company) as of December 31, 2020, and the related notes (collectively referred to as the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Wipfli LLP

Wipfli LLP

We have served as Class VI Securities LLC's auditor since 2018.

Chicago, Illinois

March 31, 2021

CLASS VI SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS

Cash and Cash Equivalents		$	4,407,739
Accounts Receivable			33,331
Prepaid Expenses			169,086
Property and Equipment - At Cost			
Office Furniture and Equipment	$ 32,521		
Leasehold Improvements	168,715		
	201,236		
Less: Accumulated Depreciation	128,563		
Property and Equipment - Net			72,673
Right of Use Asset - Net			797,688
Deposits			30,156
TOTAL ASSETS		$	5,510,673

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable	$	27,552
Accrued Payroll		48,021
Note Payable		341,900
Lease Liability		810,364
TOTAL LIABILITIES		1,227,837
MEMBERS' EQUITY		4,282,836
TOTAL LIABILITIES AND		
MEMBERS' EQUITY	$	5,510,673

The accompanying notes are an integral part of the financial statements.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

1 Company History, Use of Estimates, and Significant Accounting Policies.

Company History. Capital Value Advisors, LLC was organized in November 2008 as a Colorado Limited Liability Company, and began operations in January 2010. In 2020, the name of the Company was changed from Capital Value Advisors, LLC to Class VI Securities, LLC. The Company is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a registered member of the Financial Industry Regulatory Authority (FINRA). The Company provides advisory services to corporations who are engaged in merger and acquisition activities and the issuance of debt and equity securities to institutional investors and other corporations. The Company is not engaged in any underwriting activities.

As a registered broker-dealer, the Company is subject to regulatory oversight within the industry, including FINRA, the SEC, and the various securities commissions of the States and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining regulatory authority.

The Company is not claiming an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k), but is exempt in reliance of footnote 74 of the 2013 SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ updated by the SEC staff July 1, 2020 (the "identified exemption"). The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception. Under the exemptive provisions of footnote 74, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include management's belief that accounts receivable are fully collectible and long-lived assets are recoverable. Actual results could differ from those estimates.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Revenue Recognition. Effective January 1, 2018, the Company adopted ASC Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company receives services income and success fee (commission) income for providing marketing advisory services. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2020. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Our principal sources of revenue are derived from two distinct services: a commission fee and a service fee, as more fully described below.

Commission Fee. Commission fees are due in accordance with the terms of the executed agreement. Commission revenues are recognized when services for the transactions are complete, except when future contingencies exist, in accordance with terms set forth in individual agreements. Commission revenues are dependent on the successful completion of a transaction. Performance obligations are satisfied and revenue is recorded as these events are completed.

Service Fee. Service fees are due in accordance with the terms of the executed engagement agreement, which often includes monthly or quarterly payments for a set period. Performance obligations in these arrangements vary depending on the agreement, but are typically satisfied over time under the arrangement. Revenue is recorded once performance obligations are satisfied according to the agreement.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2020, cash equivalents consisted of amounts held in money market funds.

Accounts Receivable. Accounts receivable are recorded when invoices are issued. Receivables are written-off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary at December 31, 2020.

Financial Instruments and Concentrations of Credit Risk. The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities. The fair value of these financial instruments approximates their carrying amounts based on current market indicators such as prevailing interest rates and their short-term nature.

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash, cash equivalents, and accounts receivable. The Company periodically monitors its positions with, and the credit quality of, the financial institutions in which it maintains cash deposits. At times throughout the year, balances in various bank accounts may exceed Federally insured limits. The Company has not experienced any losses in such accounts.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral, as management believes they have collection measures in place to limit the potential for significant losses. At December 31, 2020, Accounts Receivable consist of amounts due from four customers. For the year ended December 31, 2020, approximately 63% of Revenue was generated from two customers.

Property and Equipment. Property and equipment are recorded at cost. Property and equipment is depreciated on a straight-line basis over the estimated useful lives of the asset.

Advertising Expenses. Advertising costs are expensed in the period incurred.

Depreciation. Depreciation of property and equipment is recorded on the straight-line method for financial statement purposes over the estimated useful lives of the assets, which varies from five to ten years.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

Income Taxes. The Company is a Limited Liability Company and has elected to be treated as a partnership for Federal and State income tax reporting purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of its members and any resulting tax liability is the responsibility of the members. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

Generally Accepted Accounting Principles require the Company to disclose any material uncertain tax positions that management believes does not meet a "more-likely-than-not" standard of being sustained under an income tax audit and to record a liability for any such taxes including penalties and interest. Management of the Company has not identified any uncertain tax positions that require the recording of a liability mentioned above or further disclosure. The Company evaluates the validity of its conclusions regarding uncertain income tax positions on an annual basis, including its status as a pass-through entity, to determine if facts or circumstances have arisen that might cause management to change its judgment regarding the likelihood of a tax position's sustainability under examination. The Company files income tax returns in the U.S. Federal and State of Colorado jurisdictions.

New Accounting Pronouncements. **Leases** – The company adopted the new guidance for leases prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of the transaction. Operating lease assets are included in right-of-use (ROU) assets while the corresponding lease liabilities are included in operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liabilities are included in loans payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. At January 1, 2019, the Company did not have any borrowed funds and determined a discounted rate of 5% was appropriate.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

There are several elections the Company may choose to utilize, simplifying the adoption process. They are; the practical expedient, the hindsight expedient, combining lease and non-lease components and utilizing the short-term lease option.

1 Company History, Use of Estimates, and Significant Accounting Policies. (Cont'd.)

The package of practical expedient has three components. The Company has specific elections it may utilize; (i) not to reassess historical lease classification, (ii) not to recognize short-term leases on the statement of financial position and (iii) not to separate lease and non-lease components. The practical expedient is an all or nothing election; the Company elected to use the package of practical expedients.

The Company may elect the hindsight practical expedient to; (i) reassess the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) reassess the impairment of ROU asset. The Company elected to use the hindsight practical expedient.

The Company may elect to include both lease and non-lease components of a lease as a single component, by asset class, and account for both components as part of the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elected to include both the lease and non-lease components as a single component.

Subsequent Events. In preparing its financial statements, the Company has evaluated subsequent events through March 30, 2021 which is the date the financial statements were available to be issued. Management of the Company has not identified any subsequent events that require reporting or disclosure.

2 Property and Equipment.

A summary of the investment in property and equipment as of December 31, 2020, net of accumulated depreciation, is as follows:

Office Furniture and Equipment	$ 5,064
Leasehold Improvements	67,609
Property and Equipment - Net	$ 72,673

3 Net Capital Requirement.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had net capital of $3,977,590, which was $3,518,767 in excess of its required $28,674. The Company's ratio of aggregate indebtedness to net capital did not exceed the requirement.

4 Leases.

Effective October 1, 2014, the Company has entered into a long-term lease agreement for office space, expiring on December 31, 2024, with an option to renew for an additional five year period.   The lease requires monthly rent payments of approximately $14,000, and the additional payment of certain operating expenses, as defined in the lease agreement.

On September 21, 2018 an amendment was added to the long-term lease agreement to add additional square footage with monthly rents beginning in October 2018 until the term of the existing lease expiring on December 31, 2024, with an option to renew for an additional five-year period.   The amendment requires monthly rent payments of approximately $3,600, and additional payment of certain operating expenses, as defined in the first amendment to the office building lease.

At December 31, 2020, right-of-use asset consisted of the following:

Operating Leases:	
Right-of-use asset	$ 1,144,389
Accumulated Amortization	(346,701)
Right-of-use asset, net	$ 797,688

At December 31, 2020, maturities of lease liabilities are as follows:

Year	Operating Leases
2021	$ 218,661
2022	221,830
2023	224,999
2024	228,168
Total lease payments	893,658
Less imputed interest	(83,294)
	$ 810,364

5 PPP Loan.

On April 19, 2020, the Company received loan proceeds in the amount of $341,900 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral for the first six months. The Company used the proceeds for purposes consistent with the PPP. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness, in whole or in part.

6 Retirement Plan.

The Company has a 401(k) profit sharing plan that covers all employees over the age of 21 who have completed one year of service. The Company makes safe harbor matching contributions to the plan, and at its discretion, may authorize additional matching and/or profit sharing contributions to the plan.

7 Subsequent Event.

In February 2021 the Company applied for forgiveness of the PPP loan discussed in Note 5 based on using 100% eligible payroll expenses. In March 2021, the obligation to repay the principal was forgiven, and this amount will be recognized as a part of other income during the first quarter of 2021. This forgiveness of indebtedness, in accordance with the CARES Act, will not give rise to federal taxable income.